Unity Biotechnology, Inc.

3280 Bayshore Blvd, Suite 100

Brisbane, California 94005

June 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski

Re:	Unity Biotechnology, Inc.
Registration Statement on Form S-3 (Registration No. 333-231893)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Unity Biotechnology, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 6, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Unity Biotechnology, Inc.

By:	/s/ Robert C. Goeltz II
Robert C. Goeltz II
Chief Financial Officer

CC:	Keith R. Leonard, Unity Biotechnology, Inc.
Tamara L. Tompkins, Unity Biotechnology, Inc.
Brian J. Cuneo, Latham & Watkins LLP
Miles P. Jennings, Latham & Watkins LLP